UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                  Amendment #1 to
                                   FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                           OF SMALL BUSINESS ISSUERS

           Pursuant to Section 12(b)or(g)of The Securities Exchange Act of 1934

                              Air Media Now!, Inc.
-----------------------------------------------------------------------------
              (Name of Small Business Issuer in its charter)

           Florida                                       65-1096613
-------------------------                    --------------------------------
 (State or other jurisdiction of                    (I.R.S. Employer
 incorporation or organization)                    Identification No.)

                  1016 Clemmons St., Suite 302,
                        Jupiter, FL                      33477
-----------------------------------------------------------------------------
               (Address of principal executive offices)   (Zip Code)

      Registrant's telephone number, including area code (561) 745-6789


Securities to be registered under Section 12(b) of the Act:

                                          Name of each exchange on which each
Title of each class to be so registered       class is to be registered:
---------------------------------------   ----------------------------------

---------------------------------------   ----------------------------------


Securities to be registered pursuant to Section 12(g) of the Act:

                                Common Stock
                              $.001 Par Value
                              (Title of class)













            INDEX                                             PAGE NO.


                                 PART I

ITEM 1     Description of Business.                               3

ITEM 2     Management's Discussion and Analysis.                  4

ITEM 3     Description of Property.                               7

ITEM 4     Security Ownership of Certain Beneficial
           Owners and Management.                                 7

ITEM 5     Directors and Executive Officers
           Promoters and Control Persons.                         8

ITEM 6     Executive Compensation.                                9

ITEM 7     Certain Relationships and Related Transactions
           and Director Independence.                             9

ITEM 8     Description of Securities.                             9

                                 PART II

ITEM 1     Market Price of and Dividends on the Registrant's
           Common Equity and Related Stockholders Matters.       11

ITEM 2     Legal Proceedings.                                    11

ITEM 3     Changes in and Disagreements with Accountants.        11

ITEM 4     Recent Sales of Unregistered Securities.              12

ITEM 5     Indemnification of Directors and Officers.            12

                                 PART F/S

Financial Statements                                             13

                                 PART III

ITEM 1     Index to Exhibits.                                    35


Exhibit 31.1  Certification required under Section 302 of
              the Sarbanes-Oxley Act of 2002 by the CE0 on page  36

Exhibit 31.2  Certification required under Section 302 of
              the Sarbanes-Oxley Act of 2002 by the CFO on page  37

Exhibit 32    Certification of CEO and CFO Pursuant to
              Section 906 of the Sarbanes-Oxley Act on page      38


                                     2
Special Note Regarding Forward-Looking Statements

Certain statements in this report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," and "should," and variations of these words and similar expressions, are intended to identify these forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements. Factors that might cause or contribute to such differences include, among others, competitive pressures, the growth rate of the Internet and electronic commerce, constantly changing technology and market acceptance of the Company's products and services. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ITEM 1.     Description of Business.
-------     ------------------------
History.
Air Media Now!, Inc., (the Company) (formerly known as August Project II Corporation, Traffic Engine.com, Inc., Traffic Engine Holdings, Inc. and Syndeos Group, Inc.) is a publicly traded company incorporated under the laws of the State of Florida on July 10, 1997. The company is currently listed for trading on the National Quotation Bureau Electronic Pink Sheets with the following trading symbol, AMNW and has been trading on the Exchange since June 29, 2001.

On July 10, 1997 the Company was formed as August Project II Corp, and on June 13, 2000, the Company name was changed to Traffic Engine.com Inc. On January 2, 2001 Traffic Engine.com executed an agreement for the exchange of Common Share with Traffic Engine Inc., which became a wholly owned subsidiary of the parent. On March 29, 2001 "The Company" merged with Syndeos Corporation (f.k.a. Premier Plus Inc. a Florida Corporation). The Company changed its name to reflect majority ownership by the principles to Syndeos Group. Prior to its merger to become Syndeos Group, the Company was created to be a technology holding company with the purpose of identifying and acquiring emerging technology. The Company changed its name again to Air Media Now!, Inc on April 1, 2002.

Air Media Now!, Inc. was a Cellular to Wireless Broad Band Channel Master. Air Media Now!, Inc. created and delivered the leading Wireless Collaborative Platform that enabled Cellular subscribers and organizations to effectively connect, synchronize data, optimize business processes and manage ongoing relationships with broadband wireless access while providing real-time intelligence on critical business information. The Company was uniquely positioned to bridge two converging marketplaces: Cellular and Internet Infrastructure/Enterprises. The Company did this through its exclusive license to resell globally patented device and software solutions.

During the period from April 1, 2002 through June 15, 2002 the Chairman of the Company, Joseph Sineno and the President, Sean O'Brien were in constant disagreement with employees of the Company as well as with the many shareholders of the Company who had invested monies with Syndeos. During this period, many valuable employees left the Company, which put the investors at risk. At the request of many shareholders, on June 20, 2002 Mr. Barney A. Richmond acquired just over 39 millions shares of Air Media Now!, Inc. ("The Corporation"), becoming its majority shareholder.
                                     3
On June 28, 2002 the Board of Directors for Air Media Now!, Inc. "Corporation"), met and voted to remove all officers of the Corporations with the following officers of the Corporation, Barney A. Richmond (Chief Executive Officer) and Harry Timmons (President) elected to serve until the next annual meeting of the Board of Directors and until their successors are elected and qualified or until their resignation or removal pursuant to the bylaws of the Corporation.

Because of prior managements refusal to turn over the records of the Company, during the last quarter of 2002 the Management of the Company made a decision to cease operations of the Company. This was due to the fact that new current management had no experience in the Wireless Telecom industry as well as they did not want to proceed any further with operations until they could get the Company's audits completed.

On February 28, 2005 a special meeting of the shareholders of the Company was held. A motion was passed to elect Barney Richmond as Chief Executive Officer, President, Secretary and Director and to elect Richard Turner as Treasurer and Director.

The Company now is seeking acquisition of a Company which management has prior experience in. Currently, there are several acquisition opportunities that Management is evaluating.


ITEM 2.     Management's Discussion and Analysis.
-------     -------------------------------------
On June 28, 2002 the Board of Directors for Air Media Now!, Inc. ("Corporation") met in accordance with Florida Statutes 607.0821 and 607.0842(2), at which all members of the Board of Directors were present. The Board of Directors voted to, effective immediately remove all officers of the Corporations with the following officers of the Corporation, Barney A. Richmond (Chief Executive Officer) and Harry Timmons (President) elected to serve until the next annual meeting of the Board of Directors and until their successors are elected and qualified or until their resignation or removal pursuant to the bylaws of the Corporation.

During the last quarter of 2002 the Management of the Company made a decision to cease operations of the Company. This was due to the fact that new current management had no experience in the Wireless Telecom industry as well as they did not want to proceed with further operations until they could get the Company's audits completed. This process was delayed because prior management was refusing to turn over the books and records of the Company.

On February 28, 2005 a special meeting of the shareholders of the Company was held. A motion was passed to elect Barney Richmond as Chief Executive Officer, President, Secretary and Director and to elect Richard Turner as Treasurer and Director.

At the urging of many shareholders who had invested significant amounts of monies into Syndeos Group, Inc. (renamed Air Media Now!, Inc.) during the last two (2) years, current management was able to accomplish getting the Company's audits completed, which allows the Company to proceed in a fully reporting public company status. Management also believes these steps were necessary in an effort to recapitalize the Company whereby the shareholders have a chance at getting a return on their investments.

                                     4
The Company now is seeking acquisition of a Company which management has prior experience in. Currently, there are several acquisition opportunities that Management is evaluating.

The success of the Company's proposed plan of operation depended primarily on the success of the acquired company's business operations and the realization of the business' perceived potential. The funding of this proposed plan required significant capital. There can be no assurance that the Company will be successful or profitable if the Company is unable to raise the funds to provide this capital, or to otherwise locate the required capital for the operations of the business. If, for any reason, the Company does not meet the qualifications for listing on a major stock exchange, the Company's securities may be traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids; offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges.


COMPARISON OF RESULTS OF OPERATIONS:

Year Ended December 31, 2006 vs. Year Ended December 31, 2005.

Revenue for the year ended December 31, 2006 was $0 compared to $0 of revenue recorded for the year ended December 31, 2005.

Cost of sales which includes depreciation expense $0, for the year ended December 31, 2006 and $0, for the year ended May 31, 2005.

Total operating expenses for the year ended December 31, 2006 was $1,835 compared to $61,159 for the year ended December 31, 2005.

The Company does not have any off-balance sheet arrangements.


Reports to Security Holders:
Upon effectiveness of this Form 10SB12G/A, which will occur on the 60th day following the initial filing thereof, the Company will become subject to the filing and reporting requirements of the Exchange Act. These requirements include the filing of annual reports that will include audited financial statements and quarterly reports as well as reports that will be filed upon the occurrence of certain significant events. It is also subject to the proxy rules under the Exchange Act and its insiders will have to file reports disclosing their beneficial ownership of the Company's securities. It is estimated that the annual cost of compliance with the Exchange Act reporting requirements will be approximately $20,000. The Company in has engaged the services of Wieseneck, Andres & Co., PA as outside auditor for the Company. During October 2007 the auditors completed annual audits for years ending 2002 through 2006.

The public may read and copy any materials the Company files with the SEC at the SEC's Public Reference Room at 100 F Street, N.E. , Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at http://www.sec.gov.
                                     5
RISK FACTORS:
THIS FORM CONTAINS CERTAIN "FORWARD -LOOKING STATEMENTS' WHICH REPRESENT THE COMPANY'S OBJECTIVES, EXPECTATIONS OR BELIEFS, INCLUDING, BUT NOT LIMITED TO, STATEMENTS CONCERNING INDUSTRY PERFORMANCE, OPERATIONS, ECONOMIC PREFORMANCE, FINANCIAL CONDITIONS, AND GROWTH STRATEGIES. FOR THIS PURPOSE, ANY STATEMENTS CONTAINED IN THE FORM THAT ARE NOT STATEMNTS OF HISTORICAL FACT MAY BE DEEMED TO FORWARD-LOOKING STATEMENTS. WITHOUT LIMITING THE FOREGOING, WORDS SUCH AS "MAY," "WILL," "EXPECT," "BELIEVE," "ANTICIPATE," "INTENED," " ESTIMATE," OR THE NEGATIVE OR OTHER VARITATIONS THEREOF OR COMPARABLE TERMINOLOGY ARE INTENED TO IDENTIFY FORWAR-LOOKING STATEMENTS. THESE STATEMENTS BY THEIR NATURE INVOLVE SUBSTANTIAL RICKS AN UNCERTAINTIES, CERTAIN OF WHICH ARE BEYOND OUR CONTROL, AND ACTUAL RESULTS MAY DIFFER MATERIALLY DEPENDING ON A CARIETY OF IMPORTANT FACTORS, INCLUDING THOSE DESCRIBED BELOW UNDER THIS "RISK FACTORS" SECTION AND ELSEWHERE IN THE FORM.

Risk Factors. The Company's business is subject to numerous risk factors, including the following:

NO OPERATING REVENUES. The Company has had no recent revenues or earnings from operations. The Company will sustain operating expenses without corresponding revenues. This will result in the Company incurring net operating losses until the Company can realize profits from the business ventures it intends to acquire.

SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS. The success of the Company's proposed plan of operation will depend primarily on the success of the Company's business acquisitions. While the Company intends to acquire control of established businesses, there can be no assurance that the Company will be successful in locating candidates meeting such criteria.

SUCCESS OF OPERATIONS WILL DEPEND ON THE AVAILABILITY OF CAPITAL. Realization of the business' perceived potential will require significant capital. If the Company is not able to raise the funds to provide this capital, or to otherwise locate the required capital for the business, the company may never attain profitability.

LIMITED TIME COMMITMENT OF MANAGEMENT. While developing the Company's business plan, seeking business opportunities, and providing managerial resources, management will not be devoting its full time and efforts to the Company and will depend on other operational personnel. The Company's directors and officers have not entered into written employment agreements with the Company and they are not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officers and directors. Notwithstanding the limited time commitment of management, loss of the services of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations.

COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be only one participant in the business of seeking acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in acquisitions of companies which may be acquisition target candidates for the Company. Such competing entities may have greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company could be at a competitive disadvantage in identifying possible business opportunities and successfully completing an acquisition.
                                     6
CONFLICTS OF INTEREST - GENERAL. Certain conflicts of interest may exist from time to time between the Company and its officers and directors. They have other business interests to which they devote their attention, and they will continue to do so. As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with the fiduciary duties of management to the Company.

LACK OF OPERATING HISTORY; DEPENDANCE UPON MANAGEMENT. The Company has been formed for the purpose of developing and distributing real time computing solutions through the assembly of business process components. While the Company's management collectively has many years of business experience it does not insure that they will be successful in this business model. Furthermore, the Company, itself has no operating history. The Company is dependent of management for the implementation of the business model and skills of the Company's officers and directors. The loss of any of the Company's officers and directors may have a material adverse effect on the operations of the Company. The Company does not anticipate purchasing key man life insurance on any of its officers or directors.

REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject to the Exchange Act to provide certain information about significant acquisitions, including certified statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

INDEMNIFICATION OF MANAGEMENT. Under most conditions, the Company's officers and directors may not be held liable to the Company or its share holder for errors in judgment or other acts of omissions in the conduct of the Company's business not amounting to fraud, gross negligence or malfeasance because provision have been made in the Company's Articles of Incorporation holding them harmless and providing to them indemnifications against liabilities or losses that arise from such acts or omissions. To the extent that such indemnifications provisions are invoked, the assets of the Company could be reduced.

ITEM 3.     Description of Property.
-------     ------------------------
The Company does not own or lease any real property as of the date of this filing. Property has been eliminated per management's decisions to pursue other business avenues. The Company is located at 1016 Clemmons St. Suite 302, Jupiter, Florida 34477.

ITEM 4.     Security Ownership of Certain Beneficial Owners and Management.
-------     ---------------------------------------------------------------
As of November 6, 2007, there were a total of 151,901,448 common and preferred shares of the Company's stock outstanding. The table below shows the number of shares of common stock held by (a) each director and executive officer of the Company, (b) the directors and executive officers of the Company as a group, and
(c) each person known by us to be the beneficial owner of more than 5% of the Company's outstanding stock.

                                     7
                                              Number of         % of Shares
Name and Address                              Shares Owned      Outstanding
--------------------------------------------- ------------      -----------
Barney A. Richmond, Director, President & CEO   9,250,000            6.1%
Jupiter, FL

Richard C. Turner, Director, Treasurer & CFO            0             .0%
Palm Beach Gardens, FL

Sherry L. Cherrix                              33,200,000           21.9%
Jupiter, FL

American Capital Holdings, Inc.                83,701,374           55.1%
Jupiter, FL

United States Financial Group, Inc.            13,600,000            9.0%
Jupiter, FL
                                              ------------      -----------
All Directors & Executive Officers
     as a group (2 persons)                     9,250,000            6.1%
                                              ============      ===========

On October 30, 2007 9,000,000 shares of Preferred Stock - Series A common shares where converted to 9,000,000 shares of Common Stock. B

The Board of Directors of Air Media Now!, Inc. passed a resolution to convert all remaining outstanding Preferred Stock - Series B to Common Shares. Each share of Preferred B stock was converted to one share of Common Stock effective October 30, 2007.

ITEM 5.     Directors and Executive Officers, Promoters and Control Persons.
-------     ----------------------------------------------------------------
The following individuals are our executive officers and the members of our board of directors. Each director is elected at our annual meeting of shareholders and holds office until the next annual meeting of shareholders, or until his or her successor is elected and qualified. Our by-laws permit the board of directors to fill any vacancy and such director may serve until the next annual meeting of stockholders or until his or her successor is elected and qualified. The board of directors elects officers annually and their terms of office are at the discretion of the board.

Name                       Age                   Positions Held
--------------------       ----        -------------------------------------
Barney A. Richmond          55         Chairman/President/Secretary/Director

Richard C. Turner           48                  Treasurer/Director

Barney A. Richmond has been President and a Director of the Company since February 2005. From 1985 to the present, Mr. Richmond has been an independent advisor and investor in assisting companies, as well as individuals, regarding public offerings, mergers, reverse mergers and a variety of corporate financing issues. Mr. Richmond has also been an investor in numerous reorganizations and business turnarounds, including many substantial bankruptcy reorganizations.

Mr. Richmond has been a member of the Boards of Directors of the Richmond Company, Inc., Benny Richmond, Inc., 877 Management Corporation, King
                                     8
Technologies, Inc., King Radio Corporation, JSV Acquisition Corporation, Chase Capital, Inc., Berkshire International, Inc. and Dunhall Pharmaceuticals, Inc. Richard C. Turner has been Treasurer and Director of the Company since February 2005. From September 1990, until May 2001, Mr. Turner was employed as an accountant by Glenn G. Schanel, CPA, where he was responsible for corporate and individual tax returns, business write-up services, and business consulting services, including computer and database management. Prior to 1990, Mr. Turner was Vice President of Finance at First American Bank, Lake Worth, Florida, responsible for financial reporting, budgeting and cost accounting.

Our Board of Directors has determined that we have at least one financial expert, Richard Turner, serving on our audit committee. Since Mr. Turner is an officer of the Company, as well as a director, he is not considered independent.

A Code of Ethics that applies to our chief executive and senior financial officers, as well as a Code of Business Conduct and Ethics that applies to all employees, have been drafted and presented to our Board of Directors for review. Both Codes will be considered for adoption by the Board of Directors at its next meeting.


ITEM 6.     Executive Compensation.
-------     -----------------------
No executive officer currently receives compensation from the Company.

No arrangements have been made for compensation of Directors of the Company.


ITEM 7 Certain Relationships and Related Transactions and Director Independence.
------ -------------------------------------------------------------------------
In June 2005, the Company issued 33,200,000 shares of common stock in cancellation of $232,422 of debt to Sherry L. Cherrix, a beneficial owner of more than 5% of the Company's outstanding stock.

In June 2005, the Company issued 8,600,000 shares of common stock for services rendered in the amount of $60,200 to United States Financial Group, Inc. a beneficial owner of more than 5% of the Company's outstanding stock.

On September 30, 2007 1,187,100 shares of Common Stock were issued for services rendered to United States Financial Group, Inc.

On September 30, 2007 1,190,645 shares of Common Stock were issued for repayment of debt owed to American Capital Holdings, Inc. of $11,906.45

On October 24, 2007 5,000,000 shares of Common Stock were issued to United States Financial Group, Inc. for services rendered.

The above listed shares were issued in reliance upon Section 4(2) of the Securities Act. A legend was placed on the certificates stating that the securities were not registered under the Securities Act and setting forth appropriate restrictions on their transfer or sale.

Our Board of Directors has determined that we have at least one financial expert, Richard Turner, serving on our audit committee. Since Mr. Turner is an officer of the Company, as well as a director, he is not considered independent.
                                     9

ITEM 8.     Description of Securities.
-------     --------------------------
Authorized Stock.
Registrant's authorized stock consists of 350,000,000 shares of Common and Preferred Stock, par value $0.001 per share, of which 300,000,000 is Common Stock, par value $0.001 per share, and 50,000,000 is Preferred Stock par value $0.001 per share. As of November 6, 2007 the issuer had 151,901,448 shares of common stock, $.001 Par Value, outstanding, 0 shares of Series A convertible preferred stock, $.001 Par Value, outstanding, and 0 shares of Series B convertible preferred stock, $.001 Par Value, outstanding. Total Shares, Common and Preferred, issued and outstanding as of November 6, 2007 is 151,901,448.

Rights of Common Stock. The holders of the Company's Common Stock are entitled to one vote per each share held and have the sole right and power to vote on all matters on which a vote of stockholders is taken. Voting rights are non-cumulative. The holders of shares of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefore and to share pro rata in any distribution to stockholders. Upon liquidation, dissolution, or winding up of the Company, the holders of the Common Stock are entitled to receive the net assets of the Company in proportion to the respective number of shares held by them after payment of liabilities which may be outstanding.

This registration statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of AIR MEDIA NOW!, INC. (the "Registrant").

Preferred Stock:
   The Registrant has the authority to issue 50,000,000 shares of preferred stock in one or more series and to determine all of the rights, preferences, privileges and restrictions of the preferred stock. As of the date of this registration statement, the Registrant has zero (0) Preferred Stock Series A issued and outstanding and zero (0) Preferred Stock Series B issued and
   outstanding.   An issuance of preferred stock in the future may have the
   effect of delaying or preventing a change in control without further action by Registrant's stockholders and may adversely affect the voting, dividend and other rights of the holders of Registrant's Common Stock. In addition, the issuance of preferred stock with voting and/or conversion rights may adversely affect the voting power of the holders of Registrant's Common Stock, including the loss of voting control to others. The Registrant does not presently contemplate that there will be any future issuances of Preferred Stock.

   Preferred Stock - Voting Rights:
   Each holder of Preferred Stock is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Each share of Preferred Stock entitles the holder thereof to one vote, either in person or by proxy, at meetings of shareholders, and such vote shall be equal to the voting rights of the common stock and shall be counted with the common stock toward the election of directors or such other action as the class of common stock shall be entitled. The holders are not permitted to vote their shares cumulatively.

   Preferred Stock - Conversion Rights:
   Each share of Preferred Stock may, at the option of the holder, be converted into fully paid and nonassessable shares of common stock of the corporation, on a one for one basis, at any time after January 1, 2003.
                                     10
Certain Florida Legislation. Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in excess of certain specified thresholds will not possess any voting rights unless such voting rights are approved by a majority or a corporation's disinterested shareholders. The Florida Affiliated Transactions Act generally requires supermajority approval by disinterested shareholders of certain specified transactions between a public corporation and holders of more than 10% of outstanding voting shares of that corporation (or their affiliates). Florida law and the Company's Articles of Incorporation and Bylaws also authorize the Company to indemnify its directors, officers, employees and agents. In addition, Florida law presently limits the personal liability of corporate directors for monetary damages, except where the directors (i) breach their fiduciary duties and (ii) such breach constitutes or includes certain violations of criminal law, a transaction from which the directors derived an improper person benefit, certain unlawful distributions or certain reckless, wanton or willful acts or misconduct.

Transfer Agent. The Company's Transfer Agent is United States Financial Group, Inc., 1016 Clemmons St., Suite 304, Jupiter, Florida 33477.

                                    PART II

ITEM 1. Market Price of and Dividends on the Company's Common Stock and Related Shareholder Matters.
-------    ---------------------------------------------------------------

Market for Common Stock. The Company's common stock is currently listed for trading on the National Quotation Bureau Electronic Pink Sheets with the following trading symbol, AMNW. The Company's common stock has been trading on the Pink Sheets since June 29, 2001 and the Company's CUSIP is 00912Q 10 9.

If, for any reason, the Company does not meet the qualifications for listing on a major stock exchange, the Company's securities may be traded in the over-the-counter ("OTC") market. The OTC market differs from national and regional stock exchanges in that it (1) is not sited in a single location but operates through communication of bids, offers and confirmations between broker-dealers and (2) securities admitted to quotation are offered by one or more broker-dealers rather than the "specialist" common to stock exchanges.

Registrant's authorized stock consists of 350,000,000 shares of Common and Preferred Stock, par value $0.001 per share, of which 300,000,000 is Common Stock, par value $0.001 per share, and 50,000,000 is Preferred Stock par value $0.001 per share. As of November 6, 2007 the issuer had 151,901,448 shares of common stock, $.001 Par Value, outstanding, 0 shares of Series A convertible preferred stock, $.001 Par Value, outstanding, and 0 shares of Series B convertible preferred stock, $.001 Par Value, outstanding.

Security Holders.  The Company has approximately 400 shareholders. The
Company does not have any shares subject to options. The Company currently has 0 Convertible Preferred Series A and 0 Convertible Preferred Series B shares outstanding.

Dividends. There have been no cash dividends declared or paid since the Company was formed, and no dividends are contemplated to be paid in the foreseeable future.
                                     11
ITEM 2.     Legal Proceedings.
-------     ------------------
The Company is not a party to any legal proceedings.


ITEM 3.     Changes in and Disagreements with Accountants.
-------     ----------------------------------------------
During the last two fiscal years, the Company has not had any changes in or disagreements with its accountants.


ITEM 4.     Recent Sales of Unregistered Securities.
-------     ----------------------------------------
During the year ending December 31, 2006 6,000 shares of common stock were issued for services rendered.

During the year ending December 31, 2006 275,748 shares of Preferred Stock Series B were converted to 275,748 shares of Common Stock.

On July 03, 2007 25,000 shares of Common Stock were issued for repayment of debt of $1,250.

On September 30, 2007 1,187,100 shares of Common Stock were issued for services rendered.

On September 30, 2007 1,190,645 shares of Common Stock were issued for repayment of debt owed to American Capital Holdings, Inc. of $11,906.

On October 24, 2007 5,000,000 shares of Common Stock were issued to United States Financial Group, Inc. for services rendered.

The above listed shares were issued in reliance upon Section 4(2) of the Securities Act. A legend was placed on the certificates stating that the securities were not registered under the Securities Act and setting forth appropriate restrictions on their transfer or sale.


ITEM 5.     Indemnification of Directors and Officers.
-------     ------------------------------------------
The Company's bylaws provide for indemnification of its officers, directors and agents against legal expenses, judgments, fines, settlements and other amounts reasonably incurred by such persons after having been made or threatened to be made a party to legal action. Payment of such amounts may also be made in advance if expenses are likely to be incurred by officers, directors or agents in defense of any such action. The extent, amount and eligibility for the indemnification provided will be determined by the Board of Directors. These indemnifications will be made by a majority vote of a quorum of directors, including any director who is a party to such action, suit, or proceeding or by the shareholders by a majority vote of a quorum of shareholders including any shareholder who is a party to such action, suit or proceeding.

The Company is further authorized by the bylaws to purchase insurance for indemnification of any person as provided by the bylaws and to the extent provided by Florida law. The Company at this time has no insurance coverage for officers and directors and has not expended any funds to obtain such insurance policies to insure or indemnify directors or officers against any
                                     12
liabilities that may occur. Management reserves the right to obtain such insurance.

Florida Statutes Section 607.0850 authorizes indemnification of officers, directors, employees and agents in instances constituting: (1) certain violations of criminal law which the person did not know were illegal, or (2) actions taken in good faith by persons which were intended to be in the best interests of the corporation.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Air Media Now pursuant to the foregoing provisions or otherwise, the Company have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by of expenses incurred or paid by a director, officer or controlling person of Air Media Now in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by Air Media Now is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.





                             INDEX - PART F/S


                                                                   PAGE NO.
                       ITEM 1    FINANCIAL STATEMENTS

          Report of Independent Registered Public Accounting Firm......F-2

          Balance Sheets
           December 31, 2006 and 2005..................................F-3

          Statements of Operations
           Twelve Months Ended December 31, 2006 and 2005..............F-4

          Statement of Changes in Shareholders' Equity
           From December 31, 2004, through December 31, 2006...........F-5

          Statements of Cash Flows
           Twelve Months Ended December 31, 2006 and 2005..............F-6

          Notes to Financial Statements................................F-7




                                     13
                                     F-1
                  Wieseneck, Andres & Company, P.A.
                    Certified Public Accountants
                    772 U.S. Highway 1, Suite 100
                   North Palm Beach, Florida 33408
                            (561) 626-0400


Thomas B. Andres, C.P.A.*, C.V.A.                 FAX (561) 626-3453
Paul M. Wieseneck, C.P.A.
*Regulated by the State of Florida


          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders
Air Media Now!, Inc.
Jupiter, Florida

We have audited the accompanying consolidated balance sheets of Air Media Now!, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2006 and 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2006 and 2005 financial statements referred to above present fairly, in all material respects, the financial position of Air Media Now!, Inc. as of December 31, 2006 and 2005 and the results of its operations and cash flows for the years ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note F to the financial statements, the Company's current liabilities exceed current assets by approximately $64,000 and the Company has incurred net operating losses since inception. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note F. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Wieseneck, Andres & Company, P.A.

North Palm Beach, Florida
October 23, 2007

                                     F-2
Air Media Now!, Inc.
(A Development Stage Company)
BALANCE SHEETS
December 31, 2006 and 2005
                                         December 31, 2006   December 31, 2005
                                         ------------------  ------------------
Assets
      Current Assets
         Cash                             $             -     $            -
                                          ------------------  ------------------
            Total Current Assets                        -                  -
                                          ------------------  ------------------
   Total Assets                           $             -     $            -
                                          ==================  ==================


Liabilities & Stockholders' Equity
Current Liabilities
         Accounts Payable                 $         39,961    $         39,961
         Note Payable:Shareholders                  24,294              22,519
                                          ------------------  ------------------

            Total Current Liabilities               64,255              62,480
                                          ------------------  ------------------
   Stockholders' Equity
      Common Stock, $.001 par value                134,547             134,265
       300,000,000 shares authorized
       134,546,989 and 134,265,241
       shares outstanding.
      Paid in Capital                              722,451             423,098
      Convertible Preferred Stock, $.001 par
         Series A - 25,000,000 shares of             9,000               9,000
          voting convertible shares authorized
          9,000,000 shares outstanding.
         Paid in Capital - Series A             21,977,000          21,977,000
         Series B - 15,000,000 shares of               951               1,227
          voting convertible shares authorized
          951,714 and 1,227,462 outstanding.
         Paid in Capital - Series B                677,819             977,118
      Accumulated deficit                      (23,586,023)        (23,584,188)
                                          ------------------  ------------------

                  Total Equity                     (64,255)            (62,480)
                                          ------------------  ------------------
   Total Liabilities &
       Stockholders' Equity               $             -     $             -
                                          ==================  ==================





The accompanying notes are an integral part of the financial statements.



                                     F-3
Air Media Now!, Inc.
(A Development Stage Company)
Statement of Operations
December 31, 2006
                                         December 31, 2006   December 31, 2005
                                         ------------------  ------------------
   Income                                 $            -      $             -
                                         ------------------  ------------------
            Total Income                               -                    -

   Cost of Goods                                       -                    -
                                         ------------------  ------------------
            Total COGS                                 -                    -
                                         ------------------  ------------------
   Gross profit                                        -                    -
                                         ------------------  ------------------
Ordinary Income/Expense
   Expenses
      Professional Fees                              1,500                  -
      Consulting Fees                                  -                61,000
      Other General and Administrative                 335                 159
                                         ------------------  ------------------
            Total Expenses                           1,835              61,159
                                         ------------------  ------------------

   Net Ordinary Income                              (1,835)            (61,159)
                                         ------------------  ------------------
   Other Income/Expense
      Other Income
         Interest Income                               -                    -
                                         ------------------  ------------------
      Total Other Income                               -                    -
                                         ------------------  ------------------
Other Expense
         Interest Expense                              -                    -
                                         ------------------  ------------------
      Total Other Expense                              -                    -
                                         ------------------  ------------------
   Net Other Income                                    -                    -
                                         ------------------  ------------------
Net Income                                $         (1,835)   $        (61,159)
                                         ==================  ==================



Basic and Diluted Loss Per Voting Share   $         (0.000)   $         (0.000)
                                         ==================  ==================

Wt. Avg. of Voting Shares Outstanding          144,496,000         134,186,000
                                         ==================  ==================




The accompanying notes are an integral part of the financial statements.

                                     F-4
Air Media Now!, Inc.
(A Development Stage Company)
Statement of Changes in Stockholders' Equity
From December 31, 2004 through December 31, 2006


                 Common Stock              Convertible
                 -----------               Preferred
              Number    Par    Additional  Stock, A&B      Total        Stock-
               Of      Value    Paid In    Par Value     Accumlt'd     holders'
             Shares    $0.001   Capital     $0.001        Deficit       Equity
          -----------  -------  --------  -----------   -----------   ----------
Balance
Dec. 31
2004       92,465,241  $92,465  $172,276  $22,964,345  $(23,523,029)  $(293,942)

Issuance of
Shares of
Common
Stock      41,800,000   41,800   250,822       -               -        292,622

Net Loss        -          -       -           -            (61,159)    (61,159)
          -----------  -------  --------  -----------   -----------   ----------
Balance
Dec. 31
2005      134,265,241  134,265   423,098   22,964,345   (23,584,188)    (62,480)
          -----------  -------  --------  -----------   -----------   ----------
Common
Shares
Issued          6,000        6        54       -               -             60

Preferred
Shares
Converted
To
Common        275,748      276   299,299     (299,574)         -             -

Net Loss        -          -       -           -             (1,835)     (1,835)
          -----------  -------  --------  -----------   -----------   ----------
Balance
Dec. 31
2006      134,546,989  134,547  $722,451  $22,664,771  $(23,586,023)  $ (64,255)
          ===========  =======  ========  ===========   ============  ==========







The accompanying notes are an integral part of the financial statements.





                                     F-5

Air Media Now!, Inc.
(A Development Stage Company)
Statement of Cash Flows
For The Year Ended December 31, 2006 and 2005

                                                 Dec 31, 2006     Dec 31, 2005
                                                 ------------     ------------

Cash Flow From Operating Activities
      Net loss                                   $    (1,835)     $   (61,159)
      Adjustments to reconcile net loss to
      cash used in operating activities
            Note Payable: Shareholders                 1,835          (61,159)
                                                 ------------     ------------
            Net cash used in
            operating activities                          -               -
                                                 ============     ============

Net increase in Cash                                      -               -
                                                 ------------     ------------
Cash at Beginning of Period                               -               -

Cash at End of Period                            $        -       $       -
                                                 ============     ============




Non Cash Transactions:

Stockholder loans in the amount of $232,422 were paid by issuing 33.2 million shares of the Company's common stock during June 2005.

Services rendered in the amount of $60,200 were paid by issuing 8.6 million shares of the Company's common stock during June 2005.














The accompanying notes are an integral part of the financial statements.





                                     F-6
Air Media Now!, Inc.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE A - HISTORY AND DESCRIPTION OF BUSINESS

Air Media Now!, Inc., (the Company) (formerly known as August Project II Corporation, Traffic Engine.com, Inc., Traffic Engine Holdings, Inc. and Syndeos Group, Inc.) is a publicly traded company incorporated under the laws of the State of Florida on July 10, 1997. The company is currently listed for trading on the National Quotation Bureau Electronic Pink Sheets with the following trading symbol, AMNW, CUSIP number 00912Q 10 9. On January 2, 2001, the Company merged with Traffic Engine, Inc., a Florida Corporation, and accounted for the merger as a pooling of interest. On November 8, 2001, the Company merged with Syndeos Corporation, formerly known as Premier Plus which was incorporated under the laws of the State of Florida in 1999. The merger was accounted for in accordance with the purchase method. All Companies are in the Development Stage.

Air Media Now!, Inc. provided a complete line of wireless devices, content and web services that used patented automatic switching technology (ASNAPT) to seamlessly handoff between existing cellular networks and emerging Wireless Local Area Networks (WI-FIT) around the world. Its real-time Wireless Collaborative Area Network (WCANT) Computing Solutions synchronized existing legacy and emerging internet based applications to the wireless device in order to provide security, improve delivery and reduce costs.

As a distributor and global leader of broadband wireless web services technology, its exclusive license to resell Calypso Wireless ASNAPT technology solves problems inherent to seamless hand offs between cellular and wireless networks. Its security and synchronization technology would have enabled users to extend their business enterprise and/or home environment to mobile devices. The Company believes that its end to end solution enables the acceleration of the deployment of high bandwidth mobile handsets, PDA's, Portable Personal Computers, notebooks and new emerging wireless form factors. The Company was to sell their service throughout the United States and in foreign countries.

Due to changes in the economic environment, the Company has abandoned the above described business goals and has directed its efforts to other, yet unspecified, business pursuits.


NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION, USE OF ESTIMATES
The Company maintains its accounts on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All inter-company accounts and transactions have been eliminated from the consolidated financial statements.

                                     F-7

Air Media Now!, Inc.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

DEPRECIATION
Property and equipment is recorded at cost and are being depreciated using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred. Major improvements are capitalized. Management reviews long-lived assets annually for impairment. The useful lives assigned to property and equipment to compute depreciation are 2-10 years for computer hardware and 10 years for furniture, fixtures and equipment.

REVENUE RECOGNITION
The Company's revenue recognition policy is consistent with the Statement of Position No. 97-2, Software Revenue Recognition, as amended. License revenues are comprised of fees for the Company's software products. Revenue from license fees will be recognized when an agreement has been signed, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. Other service revenue is derived from related maintenance and support contracts. The revenue from maintenance contracts is to be recognized on a straight-line basis over the life of the related agreement.

EARNINGS (LOSS) PER SHARE
In March 1997, the FASB issued SFAS No. 128, "Earnings per Share." This Statement was effective for interim and fiscal periods ending after December 15, 1997. This Statement requires the presentation of (a) diluted earnings per share, whose calculations includes not only average outstanding common shares but also the impact of dilutive potential common shares such as outstanding common stock options; and (b) basic earnings per share which includes the effect of outstanding common shares but excludes dilutive potential common shares. Although including potential common shares in the diluted per share computations may be dilutive to their comparable basic per share amounts, no potential common shares are included in the computation of any diluted per share amount when a loss from continuing operations exists.

INCOME TAXES
The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established accordingly.




                                     F-8


Air Media Now!, Inc.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note C - PROPERTY AND EQUIPMENT

The Company has no property and equipment as of December 31, 2006. Property and equipment has been eliminated per management's decisions to pursue other business avenues.

NOTE D - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss carry forwards. Significant components of the Company's deferred income tax assets at December 31, 2006:
     Deferred tax assets:
        NOL carryforwards                 $   23,000,000
                                          ---------------
        Deferred tax asset (34%)               7,820,000
        Less valuation allowance              (7,820,000)
                                          ---------------
        Deferred tax assets, net          $            0
                                          ===============

Due to uncertainties surrounding the timing of realizing the benefits of its net favorable tax attributes in future tax returns, the Company has placed a full valuation allowance against its deferred tax assets at December 31, 2006.

At December 31, 2006, the Company has approximately $23,000,000 in net operating loss carryforwards that, if not utilized, portions of which will begin to expire in 2018. The utilization of such net operating loss carryforwards and realization of tax benefits in future years depend predominantly upon having taxable income.

NOTE E - RECENT ACCOUNTING PRONOUNCEMENTS

In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101("SAB 101"). SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 beginning July 1, 2000. The adoption of SAB 101 had no impact on operating results and financial position.



                                     F-9
Air Media Now!, Inc.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE E - RECENT ACCOUNTING PRONOUNCEMENTS - CONTINUED

The FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133", as amended by SFAS No. 138). This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. The Company adopted SFAS No. 133 beginning July 1, 2000. The adoption of SFAS No. 133 had no impact on operating results and financial position.

In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These standards, among other things, eliminate the pooling of interests method of accounting for future acquisitions and require that goodwill no longer be amortized, but instead be subject to impairment testing at least annually. SFAS No. 142 must be adopted in fiscal years beginning after December 15, 2001 as of the beginning of the fiscal year. Companies with fiscal years beginning after March 15, 2001 may early adopt provided they have not yet issued their first quarter financial statements. Goodwill and intangible assets acquired prior to July 1, 2001 will continue to be amortized and tested for impairment in accordance with pre-SFAS No. 142 requirements until adoption of SFAS No. 142. Under the provision of SFAS No. 142, intangible assets with definite useful lives will be amortized to their estimatable residual values over those estimated useful lives in proportion to the economic benefits consumed. Such intangible assets remain subject to impairment provisions of SFAS No. 121. Intangible assets with indefinite useful lives will be tested for impairment annually in lieu of being amortized. The adoption of SFAS Nos. 141 and 142 will have no impact on operating results and financial position.

The FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations with an effective date for financial statements issued for fiscal years beginning after June 15, 2002. The statement addresses financial accounting and reporting for obligations related with the retirement of tangible long-lived assets and the costs associated with the asset retirement. The statement requires the recognition of retirement obligations which will, therefore, generally increase liabilities; retirement costs will be added to the carrying value of long-lived assets, therefore, assets will be increased; and depreciation and accretion expense will be higher in the later years of an assets life than in earlier years. The Company adopted SFAS No. 143 January 1, 2002. The adoption of SFAS No. 143 had no impact on operating results and financial position.

The FASB also issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and is effective for financial statements issued for fiscal years beginning January 1, 2002. This statement addresses financial accounting





                                     F-10
Air Media Now!, Inc.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE E - RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

and reporting for the impairment or the disposal of long-lived assets. An impairment loss is recognized if the carrying amount of a long-lived group exceeds the sum of the undiscounted cash flow expected to result from the use and eventual disposition of the asset group. Long-lived assets should be tested at least annually or whenever changes in circumstances indicate that its carrying amount may not be recoverable. This statement does not apply to goodwill and intangible assets that are not amortized. The Company adapted SFAS No. 144 in the first quarter of 2002.

NOTE F - DEVELOPMENT STAGE COMPANY AND FINANCIAL CONDITION

DEVELOPMENT STAGE COMPANY
The company is in the development stage and, to date, has incurred expenses, has not generated significant revenues and has sustained losses. Consequently, its operations are subject to all of the risks and uncertainties inherent in the establishment of a new enterprise. For the period ending December 31, 2004, the Company has accumulated a deficit of $23,000,000.

FINANCIAL CONDITION
The Company is subject to various risks in connection with the operation of its business including, among other things, (i) inability to satisfy anticipated working capital or other cash requirements, (ii) changes in the Company's business strategy or an inability to execute its strategy due to unanticipated changes in the market, and (iii) the Company's lack of liquidity and its ability to raise additional capital. Although the Company has been able to arrange equity financing to date, there can be no assurance that sufficient debt or equity financing will continue to be available in the future or that it will be available on terms acceptable to the Company. Failure to obtain sufficient capital could materially affect the Company's operations. As a result of the aforementioned factors and related uncertainties, there is substantial doubt about the Company's ability to continue as a going concern. As of December 31, 2002, the Company has decided to cease operations, as is. Due to circumstances, management has changed control and has a settlement agreement has been reached between previous management and current management that will allow the Company to continue in a direction that new management deems appropriate. All assets were written off as of December 31, 2002.













                                     F-11

Air Media Now!, Inc.           Form 10-QSB                  September 30, 2007
(A Development Stage Company)

                                     INDEX
                                                                   PAGE NO.
PART I       FINANCIAL INFORMATION

ITEM 1  FINANCIAL STATEMENTS
          Report of Independent Registered Public Accounting Firm.... 25

          Balance Sheets:
           September 30, 2007 and December 31, 2006.................. 26

          Statements of Operations:
           Nine Months Ended September 30, 2007 and 2006 ............ 27

          Statements of Operations:
           Three Months Ended September 30, 2007 and 2006............ 28

          Statement of Changes in Shareholders' Equity from
           December 31, 2005 through September 30, 2007.............. 29

          Statement of Cash Flows
           Nine Months Ended September 30, 2007 and 2006 ............ 30

          Notes to Financial Statements.............................. 31






























                                     24

                      Wieseneck, Andres & Company, P.A.
                         Certified Public Accountants
                        772 U. S. Highway 1, Suite 100
                       North Palm Beach, Florida  33408
                               (561) 626-0400

Thomas B. Andres, C.P.A.*, C.V.A.                     FAX (561) 626-3453
Paul M. Wieseneck, C.P.A.
*Regulated by the State of Florida


           Report of Independent Registered Public Accounting Firm


To the Board of Directors and Stockholders of Air Media Now!, Inc.
Jupiter, Florida

We have reviewed the accompanying consolidated balance sheet of Air Media Now!, Inc. as of September 30, 2007 and December 31, 2006 and the related statements of operations for the three-month and nine-month periods ended September 30, 2007 and 2006, the statement of changes in shareholders' equity from December 31, 2005 through September 30, 2007, and statement of cash flows for the nine-month period ending September 30, 2007 and 2006. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the U.S. generally accepted auditing standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note F to the financial statements, the Company's current liabilities exceed current assets by approximately $53,000 and the Company has incurred net operating losses since inception. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note F. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/Wieseneck, Andres & Company, P.A.

North Palm Beach, Florida
November 2, 2007
                                     25
Air Media Now!, Inc.
(A Development Stage Company)
BALANCE SHEET
September 30, 2007
                                        September 30, 2007    Dec 31, 2006
                                         ------------------  ------------------
Assets
Current Assets
         Cash                            $             -     $             -
                                         ------------------  ------------------
            Total Current Assets                       -                   -
                                         ------------------  ------------------

Liabilities & Stockholders' Equity
Current Liabilities
         Accounts Payable                           39,961              39,961
         Note Payable:Shareholders                  12,830              24,294
                                         ------------------  ------------------

             Total Current Liabilities              52,791              64,255
                                         ------------------  ------------------

Stockholders' Equity
      Common Stock, $.001 par value                136,949             134,547
       300,000,000 shares authorized
       136,949,734 shares outstanding.
      Paid in Capital                              745,075             722,451
      Convertible Preferred Stock, $.001 par
         Series A - 25,000,000 shares of             9,000               9,000
          voting convertible shares authorized
          9,000,000 shares outstanding.
         Paid in Capital - Series A             21,977,000          21,977,000
         Series B - 15,000,000 shares of               951                 951
          voting convertible shares authorized
          1,227,462 shares outstanding.
         Paid in Capital - Series B                677,819             677,819
      Accumulated deficit                      (23,599,586)        (23,586,023)
                                         ------------------  ------------------

                  Total Equity                     (52,791)            (64,255)
                                         ------------------  ------------------

      Total Liabilities &
      Stockholders' Equity               $             -     $             -
                                         ==================  ==================






Read Accompanying Notes and Accountants' Report.




                                     26
Air Media Now!, Inc.
(A Development Stage Company)
Statement of Operations
For The Nine Months Ending September 30, 2007 and 2006

                                          September 30, 2007  September 30, 2006
                                          ------------------  ------------------
   Income                                 $            -      $            -
                                          ------------------  ------------------
            Total Income                               -                   -

   Cost of Goods                                       -                   -
                                          ------------------  ------------------
            Total COGS                                 -                   -
                                          ------------------  ------------------
   Gross profit                                        -                   -
                                          ------------------  ------------------
Ordinary Income/Expense
   Expenses
      Professional Fees                                -                 1,500
      Consulting Fees                               12,000                 -
      Other General and Administrative                 157                 164
                                          ------------------  ------------------
            Total Expenses                          12,157               1,664
                                          ------------------  ------------------

   Net Ordinary Income                             (12,157)             (1,664)
                                          ------------------  ------------------
   Other Income/Expense
      Other Income
         Interest Income                               -                   -
                                          ------------------  ------------------
      Total Other Income                               -                   -
                                          ------------------  ------------------
      Other Expense
         Interest Expense                            1,406                 -
                                          ------------------  ------------------
      Total Other Expense                            1,406                 -
                                          ------------------  ------------------
   Net Other Income                                 (1,406)                -
                                          ------------------  ------------------
Net Income                                $        (13,563)   $         (1,664)
                                          ==================  ==================


Basic and Diluted Loss Per Voting Share   $         (0.000)   $         (0.000)
                                         ==================  ==================

Wt. Avg. of Voting Shares Outstanding          136,949,734         134,547,000
                                         ==================  ==================




Read Accompanying Notes and Accountants' Report.

                                     27
Air Media Now!, Inc.
(A Development Stage Company)
Statement of Operations
For The Three Months Ending September 30, 2007 and 2006
(UNAUDITED)

                                          September 30, 2007  September 30, 2006
                                          ------------------  ------------------
   Income                                 $            -      $             -
                                          ------------------  ------------------
            Total Income                               -                    -

   Cost of Goods                                       -                    -
                                          ------------------  ------------------
            Total COGS                                 -                    -
                                          ------------------  ------------------
   Gross profit                                        -                    -
                                          ------------------  ------------------
Ordinary Income/Expense
   Expenses
      Consulting Fees                               12,000                  -
      Other General and Administrative                 -                    -
                                          ------------------  ------------------
            Total Expenses                          12,000                  -
                                          ------------------  ------------------

   Net Ordinary Income                             (12,000)                 -
                                          ------------------  ------------------
   Other Income/Expense
      Other Income
         Interest Income                               -                    -
                                          ------------------  ------------------
      Total Other Income                               -                    -
                                          ------------------  ------------------
      Other Expense
         Interest Expense                            1,406                  -
                                          ------------------  ------------------
      Total Other Expense                            1,406                  -
                                          ------------------  ------------------
   Net Other Income                                 (1,406)                 -
                                          ------------------  ------------------
Net Income                                $        (13,406)   $             -
                                          ==================  ==================


Basic and Diluted Loss Per Voting Share   $         (0.000)   $         (0.000)
                                          ==================  ==================

Wt. Avg. of Voting Shares Outstanding          136,949,734         134,546,989
                                          ==================  ==================



Read Accompanying Notes and Accountants' Report.


                                     28
Air Media Now!, Inc.
(A Development Stage Company)
Statements of Shareholders' Deficit
from December 31, 2004 through September 30, 2007
(Unaudited)
                 Common Stock              Convertible
                 -----------               Preferred
              Number    Par    Additional  Stock, A&B      Total        Stock-
               Of      Value    Paid In    Par Value     Accumlt'd     holders'
             Shares    $0.001   Capital     $0.001        Deficit       Equity
          -----------  -------  --------  -----------   -----------   ----------
Balance
Dec. 31
2004       92,465,241  $92,465  $172,276  $22,964,345  $(23,523,029)  $(293,942)

Issuance of
Shares of
Common
Stock      41,800,000   41,800   250,822       -               -        292,622

Net Loss        -          -       -           -            (61,159)    (61,159)
          -----------  -------  --------  -----------   -----------   ----------
Balance
Dec. 31
2005      134,265,241  134,265   423,098   22,964,345   (23,584,188)    (62,480)

Common
Shares
Issued          6,000        6        54       -               -             60

Preferred
Shares
Converted
To
Common        275,748      276   299,299     (299,574)         -             -

Net Loss        -          -       -           -             (1,835)     (1,835)
          -----------  -------  --------  -----------   -----------   ----------
Balance
Dec. 31
2006      134,546,989  134,547   722,451   22,664,771   (23,586,023)    (64,255)

Sale of
Common
Shares      2,402,745    2,403    22,624       -               -         25,026

Net Loss        -          -       -           -            (13,563)    (13,563)
          -----------  -------  --------  -----------   -----------   ----------
Balance
Sept. 30
2007      136,949,734 $136,949  $745,075  $22,664,771  $(23,599,586)  $ (52,791)
          ===========  =======  ========  ===========   ===========   ==========

Read Accompanying Notes and Accountants' Report.


                                     29
Air Media Now!, Inc.
(A Development Stage Company)
Statement of Cash Flows
September 30, 2007

                                          September 30, 2007  September 30, 2006
                                          ------------------  ------------------
   Operating Activities
      Net Income                          $        (13,563)    $        (1,664)
      Adjustments to Reconcile Net Income
      to Net Cash Provided by Operations:
         Note Payable: Shareholder                 (11,464)              1,664
                                          ------------------  ------------------
   Net Cash Provided by Operating Activities       (25,027)                -
                                          ------------------  ------------------

   Financing Activities
      Common Stock                                   2,403
      Paid In Capital                               22,624                 -
                                          ------------------  ------------------
   Net Cash Provided by Financing Activities        25,027
                                          ------------------  ------------------

  Net Cash Increase for Period                          -                   -
                                          ------------------  ------------------
  Cash at Beginning of Period                           -                   -

  Cash at End of Period                   $             -      $            -
                                          ==================  ==================










Read Accompanying Notes and Accountants' Report.
















                                     30
Air Media Now!, Inc.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE A - HISTORY AND DESCRIPTION OF BUSINESS

Air Media Now!, Inc., (the Company) (formerly known as August Project II Corporation, Traffic Engine.com, Inc., Traffic Engine Holdings, Inc. and Syndeos Group, Inc.) is a publicly traded company incorporated under the laws of the State of Florida on July 10, 1997. The company is currently reporting with the Securities and Exchange Commission and is currently listed for trading on the National Quotation Bureau Electronic Pink Sheets with the trading symbol, AMNW, CUSIP number 00912Q 10 9. On January 2, 2001, the Company merged with Traffic Engine, Inc., a Florida Corporation, and accounted for the merger as a pooling of interest. On November 8, 2001, the Company merged with Syndeos Corporation, formerly known as Premier Plus which was incorporated under the laws of the State of Florida in 1999. The merger was accounted for in accordance with the purchase method. All Companies are in the Development Stage.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION, USE OF ESTIMATES
The Company maintains its accounts on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. All inter-company accounts and transactions have been eliminated from the consolidated financial statements.

DEPRECIATION
Property and equipment is recorded at cost and are being depreciated using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred. Major improvements are capitalized. Management reviews long-lived assets annually for impairment. The useful lives assigned to property and equipment to compute depreciation are 2-10 years for computer hardware and 10 years for furniture, fixtures and equipment.

REVENUE RECOGNITION
The Company's revenue recognition policy is consistent with the Statement of Position No. 97-2, Software Revenue Recognition, as amended. License revenues are comprised of fees for the Company's software products. Revenue from license fees will be recognized when an agreement has been signed, delivery of the product has occurred, the fee is fixed or determinable and collectability is probable. Other service revenue is derived from related maintenance and support contracts. The revenue from maintenance contracts is to be recognized on a straight-line basis over the life of the related agreement.

EARNINGS (LOSS) PER SHARE
In March 1997, the FASB issued SFAS No. 128, "Earnings per Share." This Statement was effective for interim and fiscal periods ending after December 15, 1997. This Statement requires the presentation of (a) diluted earnings per share, whose calculations includes not only average outstanding common shares
                                     31
Air Media Now!, Inc.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

but also the impact of dilutive potential common shares such as outstanding common stock options; and (b) basic earnings per share which includes the effect of outstanding common shares but excludes dilutive potential common shares. Although including potential common shares in the diluted per share computations may be dilutive to their comparable basic per share amounts, no potential common shares are included in the computation of any diluted per share amount when a loss from continuing operations exists.

INCOME TAXES
The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The realizability of deferred tax assets is assessed throughout the year and a valuation allowance is established accordingly.

USE OF ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note C - PROPERTY AND EQUIPMENT

The Company has no property and equipment as of September 30, 2007. Property and equipment has been eliminated per management's decisions to pursue other business avenues.

NOTE D - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss carry forwards. Significant components of the Company's deferred income tax assets at September 30, 2007:
     Deferred tax assets:
        NOL carryforwards                 $   23,500,000
                                          ---------------
        Deferred tax asset (34%)               7,990,000
        Less valuation allowance              (7,990,000)
                                          ---------------
        Deferred tax assets, net          $            0
                                          ===============
Due to uncertainties surrounding the timing of realizing the benefits of its net
                                     32
Air Media Now!, Inc.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

NOTE D - INCOME TAXES - CONTINUED

favorable tax attributes in future tax returns, the Company has placed a full valuation allowance against its deferred tax assets at September 30, 2007.

At September 30, 2007, the Company has approximately $23,500,000 in net operating loss carryforwards that, if not utilized, portions of which will begin to expire in 2018. The utilization of such net operating loss carryforwards and realization of tax benefits in future years depend predominantly upon having taxable income.

NOTE E - RECENT ACCOUNTING PRONOUNCEMENTS

In December 1999, the staff of the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101("SAB 101"). SAB 101 summarizes certain areas of the Staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company adopted SAB 101 beginning July 1, 2000. The adoption of SAB 101 had no impact on operating results and financial position.

The FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133", as amended by SFAS No. 138). This statement establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments embedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. The Company adopted SFAS No. 133 beginning July 1, 2000. The adoption of SFAS No. 133 had no impact on operating results and financial position.

In July 2001, the FASB issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. These standards, among other things, eliminate the pooling of interests method of accounting for future acquisitions and require that goodwill no longer be amortized, but instead be subject to impairment testing at least annually. SFAS No. 142 must be adopted in fiscal years beginning after December 15, 2001 as of the beginning of the fiscal year. Companies with fiscal years beginning after March 15, 2001 may early adopt provided they have not yet issued their first quarter financial statements. Goodwill and intangible assets acquired prior to July 1, 2001 will continue to be amortized and tested for impairment in accordance with pre-SFAS No. 142 requirements until adoption of SFAS No. 142. Under the provision of SFAS No. 142, intangible assets with definite useful lives will be amortized to their estimatable residual values over those estimated useful lives in proportion to the economic benefits consumed. Such intangible assets remain subject to impairment provisions of SFAS No. 121. Intangible assets with indefinite useful lives will be tested for impairment annually in lieu of being amortized. The adoption of SFAS Nos. 141 and 142 will have no impact on operating results and financial position.

The FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations with an effective date for financial statements issued for fiscal years beginning
                                     33
Air Media Now!, Inc.
(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

NOTE E - RECENT ACCOUNTING PRONOUNCEMENTS - CONTINUED

after June 15, 2002. The statement addresses financial accounting and reporting for obligations related with the retirement of tangible long-lived assets and the costs associated with the asset retirement. The statement requires the recognition of retirement obligations which will, therefore, generally increase liabilities; retirement costs will be added to the carrying value of long-lived assets, therefore, assets will be increased; and depreciation and accretion expense will be higher in the later years of an assets life than in earlier years. The Company adopted SFAS No. 143 January 1, 2002. The adoption of SFAS No. 143 had no impact on operating results and financial position.

The FASB also issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets and is effective for financial statements issued for fiscal years beginning January 1, 2002. This statement addresses financial accounting and reporting for the impairment or the disposal of long-lived assets. An impairment loss is recognized if the carrying amount of a long-lived group exceeds the sum of the undiscounted cash flow expected to result from the use and eventual disposition of the asset group. Long-lived assets should be tested at least annually or whenever changes in circumstances indicate that its carrying amount may not be recoverable. This statement does not apply to goodwill and intangible assets that are not amortized. The Company adapted SFAS No. 144 in the first quarter of 2002.

NOTE F - DEVELOPMENT STAGE COMPANY AND FINANCIAL CONDITION

DEVELOPMENT STAGE COMPANY
The company is in the development stage and, to date, has incurred expenses, has not generated significant revenues and has sustained losses. Consequently, its operations are subject to all of the risks and uncertainties inherent in the establishment of a new enterprise. For the period ending September 30, 2006, the Company has accumulated a deficit of $23,598,180.

FINANCIAL CONDITION
The Company is subject to various risks in connection with the operation of its business including, among other things, (i) inability to satisfy anticipated working capital or other cash requirements, (ii) changes in the Company's business strategy or an inability to execute its strategy due to unanticipated changes in the market, and (iii) the Company's lack of liquidity and its ability to raise additional capital. Although the Company has been able to arrange equity financing to date, there can be no assurance that sufficient debt or equity financing will continue to be available in the future or that it will be available on terms acceptable to the Company. Failure to obtain sufficient capital could materially affect the Company's operations. As a result of the aforementioned factors and related uncertainties, there is substantial doubt about the Company's ability to continue as a going concern. As of December 31, 2002, the Company has decided to cease operations, as is. Due to circumstances, management has changed control and has a settlement agreement has been reached between previous management and current management that will allow the Company to continue in a direction that new management deems appropriate. All assets were written off as of December 31, 2002.
                                     34
Air Media Now, Inc.      Form 10-SB12G

Signatures:

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunder duly authorized.




Air Media Now!, Inc.


November 6, 2007                            By:  /s/ Barney A. Richmond
                                              Barney A. Richmond
                                              President


                                                /s/ Richard C. Turner
                                               Richard C. Turner
                                               Chief Financial Officer



                                  PART III

ITEM 1.     Index to Exhibits.
-------     ------------------
     Exhibit No.           Description
     -----------      ----------------------------------------------------------
     Exhibit 3.1      Articles of Incorporation of the Company filed
                      July 10, 1997 (f/k/a August Project II Corp.)

     Exhibit 3.2      ByLaws of the Company (f/k/a TrafficEngine.com, Inc.)

     Exhibit 3.31 Articles of Amendment to Articles of Incorporation filed with the Florida Secretary of State on June 26, 2002.

     Exhibit 3.32 Articles of Amendment to Articles of Incorporation filed with the Florida Secretary of State on January 15, 2002.

     Exhibit 3.33 Articles of Amendment to Articles of Incorporation filed with the Florida Secretary of State on January 22, 2002.

     Exhibit 3.34 Articles of Amendment to Articles of Incorporation filed with the Florida Secretary of State on April 5, 2002.

     Exhibit 31.1     Certification required under Section 302 of
                      the Sarbanes-Oxley Act of 2002 by the CE0 on page ...  36

     Exhibit 31.2     Certification required under Section 302 of
                      the Sarbanes-Oxley Act of 2002 by the CFO on page ...  37

     Exhibit 32       Certification of CEO and CFO Pursuant to
                      Section 906 of the Sarbanes-Oxley Act on page .......  38
                                     35
Exhibit 31.1     -   Air Media Now, Inc.      Form 10-SB12G

CERTIFICATION REQUIRED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Barney A. Richmond, certify that:

1. I have reviewed this report on Form 10-SB12G/A of Air Media Now!, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

 a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

 b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officer and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 6, 2007
/s/ Barney A. Richmond
--------------------------
Barney A. Richmond
President










                                     36
Exhibit 31.2             -   Air Media Now, Inc.      Form 10-SB12G

CERTIFICATION REQUIRED UNDER SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Richard C. Turner, certify that:

1. I have reviewed this report on Form 10-SB12G/A of Air Media Now!, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

 a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

 b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officer and I have indicated in this report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: November 6, 2007

/s/ Richard C. Turner
---------------------------
Richard C. Turner
Chief Financial Officer









                                     37
Exhibit 32           -   Air Media Now, Inc.      Form 10-SB12G

CERTIFICATIONS OF CEO AND CFO PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT

CERTIFICATION PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
(18 U.S.C. SECTION 1350)

In connection with the Registration Statement of Air Media Now!, Inc., a Florida corporation (the "Company"), on Form 10-SB12G/A which includes financial statements for the periods ending December 31, 2006 and September 30, 2007 as filed with the Securities and Exchange Commission (the "Report"), Barney A. Richmond, President of the Company and Richard C. Turner, Chief Financial Officer of the Company, respectively, do each hereby certify, pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350), that to his knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

      /s/    Barney A. Richmond

      Barney A. Richmond
      President
      November 6, 2007

      /s/     Richard C. Turner

      Richard C. Turner
      Chief Financial Officer
      November 6, 2007

[A signed original of this written statement required by Section 906 has been provided to Air Media Now!, Inc. and will be retained by Air Media Now!, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.]

Exhibits to Form 10-SB12G/A will be provided to shareholders of the Registrant upon written request addressed to Air Media Now!, Inc., 1016 Clemmons, Suite 302, Jupiter, Florida 33477. Any exhibits furnished are subject to a reasonable photocopying charge.

The Securities and Exchange Commission has not approved or disapproved of this Form 10-SB12G/A nor has it passed upon its accuracy or adequacy.







                                     38